FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 11/14/03

Press Release dated 11/21/03

Press Release dated 11/27/03

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 11/05/03

Multilateral Instrument 45-103, Form 45-103F4, Report of Exempt Distribution dated 11/05/03

Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102

Resale of Securities dated 11/05/03

Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102

Resale of Securities dated 11/20/03

Quarterly Report for the nine months ended 09/30/03 dated 11/27/03

NEWS  RELEASE   November 14, 2003

Trading Symbol: AMM - TSX

Mr. Duane Poliquin, President, announces the appointment of Donald M. Lorimer to the board of Director of Almaden Minerals Ltd.

Mr. Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with the Patino Mining Corporation and Little Long Lac Gold Mines Ltd.  In 1971 he joined A.E. Ames & Co. and on his transfer to Vancouver became a director and vice president responsible for corporate and government underwriting in British Columbia.  He is currently a portfolio manager with Odlum Brown Ltd.

Mr. Lorimer's experience will permit Almaden to fulfil the requirements of proposed new regulations regarding Corporate Compliance and Audit Committees.

Almaden is an exploration stage company engaged in the acquisition, exploration and  development of minerals properties of merit in Canada, United States and Mexico.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  November 21, 2003

Trading Symbol: AMM -TSX

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. The property was staked by Almaden to cover two known copper-gold porphyry targets and three high grade gold vein targets including the Papaya and La Trucha zones. Work to date by Ross River has focussed on the high grade gold vein targets and has expanded mineralisation previously known and identified by Almaden over a surface area in excess of 12 square kilometres.

Ross River recently has informed Almaden that is has discovered a new area of porphyry style alteration and mineralization. Ross River has released the results of the initial findings of this work in a news release, an excerpt from which follows:

"Ross River Minerals has discovered a new copper porphyry zone and extended the known mineralized zones of both the Papaya and La Trucha targets on its El Pulpo property in Mexico. To date, the company has identified three copper porphyry targets and four gold-silver-copper vein targets on the 200-square-kilometre property.

A new area, named the Langosta target, consisting of strong quartz-sericite-pyrite (phyllic) alteration with stockwork quartz veining, has been identified extending southward along a tributary creek (Quebrada Magistral) 2,000 metres east of the Papaya target, approximately 2,500 metres southwest of La Cetolla copper porphyry target and 600 metres northeast from the El Bagre copper target on Rio Los Frailes. Phyllic alteration is observed, to date, on the north side of Rio Los Frailes over a distance of 100 metres and over a distance of 150 metres on the south side of Rio Los Frailes. This alteration extends outward from a core of potassic alteration consisting of secondary biotite and potassium feldspar and minor magnetite over a distance of 210 metres in a southerly direction. These two styles of alteration characteristic of porphyry systems are hosted within an altered granodiorite to quartz-diorite intrusive complex.

Copper mineralization observed along Quebrada Magistral, within the altered granodiorite to quartz-diorite, consists of veinlets, disseminations and clusters of chalcopyrite (approximately 5 to 10 per cent). At higher elevations within this mineralized area, clusters of arsenopyrite mineralization (approximately 1 to 5 per cent) have also been identified. Secondary copper oxides within this area consist of malachite and black copper oxides. The extent of the mineralized area mapped so far measures approximately 100 metres (north to south direction) and 75 metres (east to west direction) and remains open in all directions. A total of 25 panel and chip samples have been taken from this area and analytical results are pending. Geologic mapping and sampling are continuing to determine the dimension and grade of this altered and mineralized porphyry system. Samples are being prepared at GM-Lacme Laboratories in Guadalajara, Mexico, with final analyses being carried out by Acme Analytical Laboratories Ltd. in Vancouver, B.C. Victor Jaramillo, P.Geo, is the qualified person supervising the work in this area."

Ross River has also informed Almaden that it is has commenced a program of trenching on the El Pulpo Property to better define targets for a drilling program.

Almaden currently has ten active joint ventures covering 12 properties, including six properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  November 27, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

THIRD QUARTER RESULTS TO NOVEMBER 30, 2003

A 6570 metre drill program was recently completed on our Siwash Gold Property.  Assay results are awaited.  These and the 2002 results will be used with previous data for a new resource estimate.  The mill purchased by the Company is now in a storage yard near the property.  Water sampling was carried out in anticipation of dewatering the underground workings on the Siwash B zone.

Expatriate Resources Ltd. have announced an economic evaluation of production from our Logan zinc-silver property by blending this material with material from their Wolverine property. Almaden is carried for a 40 % interest in the Logan property until a positive production decision is made.

The Company is planning a ground geophysical program to include gravity, magnetic and electromagnetic survey method, on our ATW diamond project in the NWT. This program should help in identifying targets for a drill program planned for early 2004.

Our ongoing exploration for gold in British Columbia resulted in the discovery of several highly anomalous gold bearing quartz vein occurrences found both as float and in bedrock. Two new blocks of claims were acquired by staking to cover the areas identified. The results of this program are being evaluated in anticipation of a spring work program in 2004.

There was considerable exploration activity in Mexico over the past quarter, both by the Company's joint venture partners and in the form of regional exploration. The regional exploration has been focused on identifying new gold and copper-gold projects both within an area of mutual interest as a part of a joint venture with BHP Billiton, and wholly by Almaden outside of this area.

Grid Capital Corp. has optioned the Galeana gold-silver project in Chihuahua State from Almaden. Grid completed a program of geologic mapping, sampling and geophysics which identified several mineralized epithermal quartz adularia vein systems. Grid has informed the Company that a diamond drill program designed to test targets identified by this program will commence in January 2004.

The Caballo Blanco project, located in Veracruz State, has been optioned to Comaplex Minerals Ltd. (Comaplex) who have completed two phases of exploration work which included geologic and alteration mapping, sampling and induced polarization geophysics. This work has resulted in the identification of two separate areas of alteration typical of that found in high-sulphidation epithermal gold systems. Comaplex has informed Almaden that it is planning a drill program to test both areas in early 2004. Almaden has received reports from Comaplex describing the results of their 2003 work program to date.

The El Pulpo Project, located in Sinaloa State, has been optioned to Ross River Minerals Inc. (Ross River) and covers several areas of gold-copper-silver mineralisation. Ross River has completed a program of geologic mapping and sampling which was successful in defining two areas of porphyry-style copper gold mineralization and two extensive gold-copper-silver vein systems. Over the past quarter Ross River acquired permits to trench and drill these areas and a program of trenching is presently underway. Ross River has informed Almaden that it has planned a program of induced polarization geophysics for January 2004 to be followed by a drill program to test the targets identified by the cumulative work. Ross River recently completed a financing to complete this work.

The BHP Billiton regional joint venture program, designed to identify copper-gold systems in a broad area of Mexico, will continue in 2004 with further work planned for the months ahead. During the past quarter two gold projects were identified, staked and offered to BHP Billiton for exploration.

The company continues to investigate new potential projects in western North America for acquisition.

During October 2003, the Company had a booth at the New Orleans Investment Conference.  The Company engaged Roth Investor Relations Inc. on a temporary basis at a cost of US$6,500 to raise the Company's profile with fund managers in the United States which included organizing a series of meetings with fund managers in New York City.

In November 2003, the Company appointed Mr. Donald M. Lorimer to the Board of Directors of the Company.

For the nine months ended September 30, 2003, the Company incurred a loss of $759,090.  The Company had no revenue from mineral properties and mineral tax credits received decreased.  General and administrative expenses decreased mainly in professional fees due to the reduction of costs in Mexico, stock exchange fees with most fees being a cost of financing and reduced promotional activity.  General exploration increased mainly due to the exploration undertaken in Mexico by the Company and by the joint venture with BHP.  Mineral property write-downs and loss on marketable securities decreased with most properties and securities having been previously written down.  The loss on foreign exchange increased due to the rising Canadian dollar.   There was no sale of fixed assets during the period.

Cash used in operations was $465,914 in the nine months. Cash of $1,816,235 was provided by the issuance of shares and cash used in investing activities totalled $555,836.  The Company incurred $223,733 of expenditures on the drill program on the Elk property during the period.  Fixed asset expenditures increased mostly due to transporting the mill to storage.

At September 30, 2003, cash and cash equivalents totaled $1,759,452 and working capital was $1,832,684.   Included in working capital is the Company's inventory of gold recorded at the cost of production, not market value, and a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.  Also included in working capital are excess funds received from BHP to be spent on further exploration in eastern Mexico.  In the subsequent period, the Company completed a private placement financing for gross proceeds of $188,738.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

___________________________

Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

#

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

October 28, 2003

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on October 29, 2003.

Item 4.

Summary of Material Change

The Issuer closed a private placement of 70,000 common shares at a price of $1.50 per share and 55,000 units at a price of $1.50 per unit for gross proceeds of $187,500.00

Item 5.

Full Description of Material Change

The Issuer closed a private placement of 55,000 Units at a price of $1.50 per Unit ( each Unit comprised of 1 flow-through common share and 1/2 non flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common share of the Company at a price of $1.60 for one year from the date of closing), together with the placement of 70,000 flow-through shares at a price of $1.50 per share. A commission of 3% on the 55,000 Units of the proceeds realized from the placement has been paid to Odlum Brown Ltd. by the issue of 825 Units and $1,237 in cash.

{W:\general\35574\101-15\00038059.DOC}

Item 6.

Reliance on Section 85(2) of the Act

Not Applicable

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 5th day of November, 2003.

ALMADEN MINERALS LTD.

By:  "James E. McInnes"

Director

(Official Capacity)

James E. McInnes

(Please print here name of individual whose signature appears above.)

MULTILATERAL INSTRUMENT 45-103

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

ALMADEN MINERALS LTD.

1103 -750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was October 28, 2003

4.

For each security distributed:

(a)

55,000 Units (55,000 flow-through common shares and 27,500 warrants), and 70,000 flow-through common shares.

(b)

55,000 Units at a price of $1.50 per Unit, each Unit consisting of 1 flow-through common share and 1/2 non flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $1.60 for one year. As well, 70,000 flow-through shares at a price of $1.50 per share.

1.

See attached Schedule "A".

2.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$1.50	$187,500.00
Total dollar value of distribution in all jurisdictions (Canadian $)	$1.50	$187,500.00

Commissions and finder's fees

3.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

{W:\general\35574\101-15\00038017.DOC}

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Odlum Brown Ltd. Suite 1100 -250 Howe St. Vancouver, B.C. V6C 3S9	3% commission paid in $1,237.00 cash and 825 Units	MI 45-103 (5.1) October 28, 2003	$1.50

CERTIFICATE

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: November 5, 2003

ALMADEN MINERALS LTD.

"James E. McInnes"

Per: __________________________

JAMES E. McINNES -Director

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 28, 2003 of 70,000 shares on a flow-through basis at $1.50 per share and 55,825 Units (825 of which are Agent units) at $1.50 per share (each Unit consisting of one common share and one-half common share purchase warrant, each whole warrant exercisable for one non-flow-through common share for a period of one year from closing at $1.60 per share) of Almaden Minerals Ltd., Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 5th day of November, 2003.

Almaden Minerals Ltd.

"James E. McInnes"

By: ________________________

James E. McInnes

Director

Instructions:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Teritories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution of 50,000 stock options granted at November 17, 2003 with an exercise price of $1.37 per optioned share expiring at the close of business on September 26, 2008, Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 20h day of November, 2003.

Almaden Minerals Ltd.

"Morgan Poliquin"

By:  ________________________

Morgan Poliquin

Director

ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

Third Quarter ended September 30, 2003

                                                                               November 27, 2003

Description of Business

The Company is an exploration stage company engaged in the acquisition, exploration and when warranted, development of mineral properties in Canada, the United States, and Mexico.  The Company's primary properties include the Elk property in British Columbia which includes the Siwash Gold deposit; the Caballo Blanco, Yago/La Sarda, El Pulpo and Galeana prospects, all located in Mexico.  None of the Company's property interests are beyond advanced exploration stage. The Company is a reporting issuer in Ontario, British Columbia and Alberta and trades on the TSX under the symbol AMM.

Exploration Programs

Canadian Activities

Siwash  -  A drill program was recently completed on our Siwash Gold Property. A total of 6570 meters was completed in 30 holes. All drill core has now been split and submitted for fire assay with results expected soon. The results of this program and a drill program carried out in 2002 will be incorporated into a new and updated resource estimate for the Siwash project which is expected to be completed by year end. The mill purchased by the Company is now in a storage yard near Merritt, B.C. Water sampling was carried out in anticipation of dewatering the decline on the Siwash B zone.

Logan -  Expatriate Resources Ltd. have announced an economic evaluation of production from our Logan zinc-silver property by blending this material with material from their Wolverine property. Rising metal prices continue to make this project look promising. Almaden is carried for a 40 % interest in the Logan property until a positive production decision is made.

ATW  -  The Company is planning a ground geophysical program to include gravity, magnetic and electromagnetic survey method, on our ATW diamond project in the NWT. This program should help in identifying targets for a drill program planned for early 2004.

Regional Exploration in British Columbia  -  Our ongoing exploration for gold in British Columbia resulted in the discovery of several highly anomalous gold bearing quartz vein occurrences found both as float and in bedrock. Two new blocks of claims were acquired by staking to cover the areas identified. The results of this program are being evaluated in anticipation of a spring work program in 2004.

Mexican Activities

There was considerable exploration activity in Mexico over the past quarter, both by the Company's joint venture partners and in the form of regional exploration. The regional exploration has been focused on identifying new gold and copper-gold projects both within an area of mutual interest as a part of a joint venture with BHP Billiton, and wholly by Almaden outside of this area.

Galeana Project  -  Grid Capital Corp. (Grid) has optioned the Galeana gold-silver project in Chihuahua State from Almaden. Grid completed a program of geologic mapping, sampling and geophysics which identified several mineralized epithermal quartz adularia vein systems. Grid has informed the Company that a diamond drill program designed to test targets identified by this program will commence in January 2004.

Caballo Blanco Project  -  This project, located in Veracruz State, has been optioned to Comaplex Minerals Ltd. (Comaplex) who have completed two phases of exploration work which included geologic and alteration mapping, sampling and induced polarization geophysics. This work has resulted in the identification of two separate areas of alteration typical of that found in high-sulphidation epithermal gold systems. Comaplex has informed Almaden that it is planning a drill program to test both areas in early 2004. Almaden has received reports from Comaplex describing the results of their 2003 work program to date.

El Pulpo Project  -  The El Pulpo Project, located in Sinaloa State, has been optioned to Ross River Minerals Inc. (Ross River) and covers several areas of gold-copper-silver mineralisation. Ross River has completed a program of geologic mapping and sampling which was successful in defining two areas of porphyry-style copper gold mineralization and two extensive gold-copper-silver vein systems. Over the past quarter Ross River acquired permits to trench and drill these areas and a program of trenching is presently underway. Ross River has informed Almaden that it has planned a program of induced polarization geophysics for January 2004 to be followed by a drill program to test the targets identified by the cumulative work. Ross River recently completed a financing to complete this work.

BHP Billiton Regional Joint Venture  -  This joint venture program, designed to identify copper-gold systems in a broad area of Mexico, will continue in 2004 with further work planned for the months ahead. During the past quarter two gold projects were identified, staked and offered to BHP Billiton for exploration.

Future Plans

The company continues to investigate new potential projects in western North America for acquisition. A new resource calculation has been commissioned for the Siwash Gold Project and will be reported on when received. A Mining Engineer has been requested to complete a checklist of requirements to advance the Siwash Project towards a production decision. Further work programs will be based on these reports.

The Company has processed satellite imagery of areas of interest in Mexico, and integrated this data with geologic and metallogenic databases. This work has identified numerous targets which will be the focus of a large helicopter borne exploration program to be carried out in early 2004.

Investor Relations Activities

During October 2003, the Company had a booth at the New Orleans Investment Conference where the Company and its activities were presented to interested parties.  The Company engaged Roth Investor Relations Inc. on a temporary basis at a cost of US$6,500 to raise the Company's profile with fund managers in the United States which included organizing a series of meetings with fund managers in New York City. The presentations were made by the President and a director of the Company.

Directors and Officers

In November 2003, the Company appointed Mr. Donald M. Lorimer to the Board of Directors of the Company.  Mr. Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with the Patino Mining Corporation and Little Long Lac Gold Mines Ltd.  In 1971 he joined A.E. Ames & Co. and on his transfer to Vancouver became a director and vice president responsible for corporate and government underwriting in British Columbia.  He is currently a portfolio manager with Odlum Brown Ltd.  Mr. Lorimer's experience will permit the Company to fulfil the requirements of proposed new regulations regarding Corporate Compliance and Audit Committees.

Financial Results

For the nine months ended September 30, 2003, the Company incurred a loss of $759,090 ($0.03 per share) compared to the loss of $2,695,808 ($0.14 per share) for the nine months ended September 30, 2002.  The large loss in the comparable period was mainly due to the write-down of mineral properties during that period.

Revenue decreased in the nine months ended September 30, 2003 compared with the nine months ended September 2002 due to proceeds from mineral properties exceeding costs and mineral tax credits, included in other income, received in the comparative period.

Expenses decreased in the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002.  General and administrative expenses decreased by $49,143 mainly in the areas of professional fees due to the reduction of professional costs in Mexico, stock exchange fees with most fees being a cost of financing and a reduction in promotional activity.  General exploration increased by $72,490 mainly due to the exploration undertaken in Mexico by the Company and by the joint venture with BHP Billiton World Exploration Inc. in eastern Mexico.  Write-down of interests in mineral properties decreased in the nine months ended September 30, 2003 compared to September 30, 2002 due to the large write-down of mineral properties in the comparative period. A smaller loss was realized on marketable securities during the current period due to most holdings having been previously written down to the lower of cost or market.  The loss on foreign exchange increased in the nine months ended September 30, 2003 due to the rising Canadian dollar.   There was no sale of fixed assets during the current period.

Financial Position and Liquidity

Operating Cash Flow

Cash used in operations, after allowing for the effects of changes in non-cash working capital components, was $465,914 in the nine months ended September 30, 2003 compared to $739,222 in the nine months ended September 30, 2002.

Financing Activities

Cash of $1,816,235 was provided by the issuance of shares pursuant to three private placement financings and on the exercise of stock options and share purchase warrants during the nine months ended September 30, 2003.

Investing Activities

Cash used in investing activities in the nine months ended September 30, 2003 totalled $555,836 compared to $126,424 in the nine months ended September 30, 2002.   To September 30, 2003, a total of $578,922 was deferred, net of recoveries, on exploration of the Company's mineral properties.  During the current period, the Company incurred $223,733 of expenditures on the drill program on the Elk property in B.C.  Additional claims were staked and a new property optioned in Mexico and some claims were staked in Nevada.  Several of the Company's properties in Mexico are optioned out to third parties who are incurring all costs to earn interests in these properties.  Cash was provided in the nine months ended September 30, 2003 on the sale of marketable securities compared to the purchase of securities in the comparable period. The Company spent $252,119 on fixed assets during the current nine months consisting mainly of transporting the mill purchased at the end of fiscal 2002 to storage.  The Company is not expensing any depreciation relating to the mill while it remains in storage.  During the nine months ended September 30, 2002, the Company sold part of its inventory of gold for general working capital.  No gold was sold during the current period.

Cash Resources and Liquidity

At September 30, 2003, cash and cash equivalents totaled $1,759,452 compared to $964,967 at December 31, 2002, the Company's most recent financial year-end.  Working capital was $1,832,684 at September 30, 2003 compared to $1,521,627 at December 31, 2002.  Included in working capital is the Company's inventory of gold recorded at the cost of production, not market value, and a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.  Also included in working capital are excess funds received from BHP Billiton to be spent on further exploration by the joint venture in eastern Mexico.  The Company's current working capital position is sufficient for its current requirements.

In the subsequent period, the Company completed a private placement financing consisting of 55,825 units and 70,000 common shares at a price of $1.50 per unit/share for gross proceeds of $188,738. Each unit consists of one flow through common share and one half share purchase warrant with each whole warrant entitling the holder to purchase one additional non flow through common share at a price of $1.60 for one year.

Risks and Uncertainties

The business of exploring for minerals and mining involves a high degree of risk.  There is no certainty that the expenditures made by the Company on the exploration of its properties will result in discoveries of commercial quantities of mineralized material.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.  There is no certainty that commercial production will be profitable.  Profitability depends on many factors including mining costs, recovery rates, metal prices, taxation, environmental remediation costs and government policies.

ADVISORY TO READER

"I have prepared these financial statements for Almaden Minerals Ltd. in my capacity as Chief Financial Officer.  No independent firm of professional accountants has audited, reviewed, compiled, or otherwise attempted to verify the accuracy or completeness of these financial statements. -Signed Dione Bitzer, CMA

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$1,759,452	$964,967
Accounts receivable and prepaid expenses	72,145	136,085
Marketable securities	322,559	600,074
Inventory	274,768	274,768
TOTAL CURRENT ASSETS	2,428,924	1,975,894
FIXED ASSETS	463,999	240,494
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 2)	3,860,447	3,337,864
TOTAL ASSETS	$6,834,870	$5,635,752

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$129,924	$61,814
Deferred exploration advances (Note 3)	86,663	-
Mineral taxes payable	379,653	392,453
TOTAL CURRENT LIABILITIES	596,240	454,267

SHAREHOLDERS' EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 4)
24,794,286 shares -September 30, 2003
21,918,722 shares -December 31, 2002	19,205,616	17,389,381
Deficit	(12,966,986)	(12,207,896)
TOTAL SHAREHOLDER'S EQUITY	6,238,630	5,181,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,834,870	$5,635,752

APPROVED BY THE BOARD:

"Duane Poliquin"

"James E. McInnes"

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Loss and Deficit

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

REVENUE
Mineral properties	$-	$-	$-	$20,815
Interest income	2,064	19,654	25,785	22,996
Other income	1,528	59,972	25,339	61,472
	3,592	79,626	51,124	105,283

EXPENSES
General and administrative expenses (Schedule)	150,926	58,104	371,256	420,399
General exploration expenses	118,720	107,069	329,905	257,415
Write-down of interests in mineral properties	8,984	2,079,087	56,339	2,082,101
	278,630	2,244,260	757,500	2,759,915

LOSS FROM OPERATIONS	(275,038)	(2,164,634)	(706,376)	(2,654,632)
GAIN (LOSS) ON SECURITIES	7,373	(15,795)	(2,310)	(48,640)
GAIN ON FIXED ASSETS	-	-	-	12,924
FOREIGN EXCHANGE GAIN (LOSS)	7,292	5,429	(50,404)	(5,460)

NET LOSS	(260,373)	(2,175,000)	(759,090)	(2,695,808)

DEFICIT, BEGINNING OF PERIOD	(12,706,613)	(9,692,679)	(12,207,896)	(9,171,871)

DEFICIT, END OF PERIOD	$(12,966,986)	$(11,867,679)	$(12,966,986)	$(11,867,679)

NET LOSS PER SHARE Basic and diluted	$(0.01)	$(0.11)	$(0.03)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,852,670	19,630,006	22,383,139	18,779,834

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net loss	$(260,373)	$(2,175,000)	$(759,090)	$(2,695,808)
Items not affecting cash
Depreciation	11,613	9,140	28,614	24,444
Write-down of interests in mineral properties	8,984	2,079,087	56,339	2,082,101
(Gain) loss on securities	(7,373)	15,795	2,310	48,640
(Gain) on sale of fixed assets	-	-	-	(12,924)
	(247,149)	(70,978)	(671,827)	(553,547)

Change in non-cash working capital Components
Accounts receivable and prepaid expenses	78,109	(91,389)	63,940	(96,210)
Accounts payable and accrued liabilities	114,610	(22,214)	68,110	(88,796)
Deferred exploration advances	86,663	-	86,663	-
Mineral taxes payable	-	(133,295)	(12,800)	(669)
	32,233	(317,876)	(465,914)	(739,222)

FINANCING ACTIVITIES
Issuance of shares - net of expenses	1,593,187	(30,662)	1,816,235	1,049,450

INVESTING ACTIVITIES
Change in marketable securities	173,184	(17,625)	275,205	(165,064)
Fixed assets
Purchases	(229,098)	(37,442)	(252,119)	(54,474)
Proceeds	-	-	-	18,587
Mineral properties
Costs	(334,549)	(56,537)	(578,922)	(283,379)
Gold sales	-	-	-	362,906
Reclamation deposits	-	(5,000)	-	(5,000)
	(390,463)	(116,604)	(555,836)	(126,424)

NET CASH INFLOW (OUTFLOW)	1,234,957	(465,142)	794,485	183,804

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	524,495	923,046	964,967	274,100

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,752,452	$457,904	$1,759,452	$457,904

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Nine months ended September 30, 2003
(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2002, specifically the following Notes:  Note 1 on the Nature of Operations; Note 2 on Amalgamation; Note 3 on the Significant Accounting Policies; Note 4 on the Adoption of Accounting Policy and Note 17 on Contingency.  These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2002 accounts.

2.

MINERAL PROPERTIES

	September 30, 2003	December 31, 2002
Canada
ATW Net 30% interest in mineral claims near Lac De Gras, Northwest Territories, Canada	$171,156	$117,803
Cabin Lake 100% interest in mineral claims in the Yukon Territory, Canada	35,000	35,000
Caribou Creek 100% interest in mineral claims in the Yukon Territory, Canada	35,000	35,000
Elk 100% interest in mineral claims in British Columbia, Canada which includes the Siwash gold deposit	1,313,196	1,089,462
MOR 100% interest in mineral claims in the Yukon Territory, Canada	62,024	62,024
PV 100% interest in mineral claims in British Columbia, Canada	109,514	88,962
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory, Canada	42,607	14,097

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz, Mexico	509,471	519,161
El Pulpo 100% interest in mineral claims in Sinaloa State, Mexico	88,036	68,188
San Carlos / San Jose 100% interest in the San Carlos mineral claim and 90% interest in the San Jose mineral claims in Tamaulipas State, Mexico	296,263	276,551
Tropico 40% interest in minerals claims in Western Mexico	52,981	35,520
Yago / La Sarda 100% interest in mineral claims in Nayarit State, Mexico	798,755	777,180

Interests in various other mineral claims	346,444	218,916
	$3,860,447	$3,337,864

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Nine months ended September 30, 2003
(unaudited)

3.

DEFERRED EXPLORATION ADVANCES

At September 30, 2003, the Company has deferred $86,663 received from its joint venture partner BHP Billiton World Exploration Inc. in advance of exploration. These funds will be used to further exploration in Eastern Mexico.

4.

SHARE CAPITAL

Since December 31, 2002, changes in issued shares were are follows:

	Number	Amount

Balance, December 31, 2002	21,918,722	$17,389,381
For cash pursuant to private placement (i)	80,000	62,780
For cash pursuant to private placement (ii)	327,265	247,671
For cash pursuant to private placement (iii)	1,819,000	1,162,819
For cash on exercise of stock options (iv)	108,500	40,587
For cash on exercise of share purchase warrants (v)	540,799	302,378
Balance, September 30, 2003	24,794,286	19,205,616

(i)

The Company issued 80,000 flow-through common shares on March 13, 2003 on a private placement basis at a price of $0.80 per share.  Attached to these common shares were one-half common share purchase warrants.  Each whole warrant is exercisable into one non-flow-through common share at $0.95 per share until March 13, 2004.   Costs relating to this financing totalled $1,220.

(ii)

The Company issued 327,265 flow-through common shares on August 7, 2003 on a private placement basis at a price of $0.80 per share.  Attached to these common shares were one-half common share purchase warrants.  Each whole warrant is exercisable into one non-flow-through common share at $0.80 per share until March 13, 2004.  Costs relating to this financing totalled $14,141.

(iii)

The Company issued 1,819,000 common shares on September 18, 2003 on a private placement basis at a price of $0.70 per share.  Attached to these common shares were one common share purchase warrants.  Each warrant is exercisable into one common share at $1.25 per share until September 18, 2004, at $1.50 per share until September 18, 2005, at $1.75 per share until September 18, 2006, at $2.00 per share until September 18, 2007 and at $2.25 per share until September 18, 2007.  Attached to all warrants is an accelerated expiry date.  In the event that, at any time after September 18, 2004, the 20 trading day weighted average trading price of the Company's common shares for any 20 consecutive trading days is $0.50 or more above the then current exercise price (the twentieth such trading day being the "Determination"), the Company agreed to immediately notify the Holder (the "Notice of Expiry") of the accelerated expiry date, being a date which is not less than the thirtieth calendar day following the date of the Notice of Expiry (the "Accelerated Expiry Date").  All warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder(s).  Costs relating to this financing totalled $110,481.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Nine months ended September 30, 2003
(unaudited)

4.

SHARE CAPITAL (Continued)

(i)

During the nine months ended September 30, 2003, the Company issued 108,500 common shares upon the exercise of 60,000 stock options at a price of $0.30 per share, 3,850 stock options at a price of $0.388 per share, 34,650 stock options at a price of $0.45 per share and 10,000 stock options at a price of $0.55 per share.

(ii)

During the nine months ended September 30, 2003, the Company issued 30,799 common shares upon the exercise of an equal number of warrants at a price of $0.42467 per share, 230,000 common shares upon the exercise of an equal number of warrants at a price of $0.51 per share, 200,000 common shares upon the exercise of an equal number of warrants at a price of $0.60 per share and 80,000 common shares upon the exercise of an equal number of warrants at a price of $0.65 per share.

Warrants

At September 30, 2003, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price Range	Expiry date

881,650	$ 0.42/0.47	October 1, 2003/2004
662,500	$ 0.60	April 2, 2004
1,651,500	$ 0.60/0.70	October 15, 2003/2004
100,000	$ 0.65	April 4, 2004
163,633	$ 0.80	August 7, 2005
40,000	$ 0.95	March 13, 2004
1,819,000	$1.25/1.50/1.75/2.00/2.25	September 18, 2008
5,318,283

Included in warrants outstanding are 959,700 held by directors.

5.

STOCK BASED COMPENSATION PLANS

The Company has a fixed stock option plan under which, pursuant to the Toronto Stock Exchange, permits the issuance of options up to 10% of the Company's issued share capital.  The maximum number of shares reserved for issuance under this plan is 2,000,000.  At September 30, 2003, the Company has reserved 571,000 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is five years.  Stock options previously granted by the Company and its predecessor, which by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company's fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of 5 years) and the time during which any option may vest.  All options granted during the nine months ended September 30, 2003 vested on the date granted.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Nine months ended September 30, 2003
(unaudited)

5.

STOCK BASED COMPENSATION PLANS (Continued)

The following table presents the outstanding options as at September 30, 2003 and changes during the period:

Fixed Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	2,734,533	$ 0.44
Granted	454,000	0.79
Exercised	(108,500)	0.37
Outstanding at September 30, 2003	3,080,033	$0.49
Options exercisable at September 30, 2003	3,080,033

The following table summarizes information about stock options outstanding at September 30, 2003:

Options Outstanding and Exercisable
Number Outstanding	Weighted Average	Weighted Average
at September 30,	Remaining	Exercise
2003	Contractual Life	Price

91,092	2.9	0.27
675,000	2.5	0.30
154,000	6.1	0.39
663,941	4.7	0.45
77,000	1.6	0.49
965,000	3.5	0.55
75,000	4.6	0.74
379,000	4.5	0.80
3,080,033

The fair value assigned to stock options granted during the nine months ended September 30, 2003 was $124,000. Had the portion of this compensation cost been charged to earnings, the net loss for the nine months ended September 30, 2003 would have been $883,090 while the basic loss per share would increase to $0.04 and the diluted loss per share would remain unchanged.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in the nine months ended September 30, 2003: dividend yield of 0%; expected volatility of approximately 60%; risk-free rate of 3.5% and expected lives of five years.  The weighted-average fair value of options granted in the nine months ended September 30, 2003 was $0.79.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Nine months ended September 30, 2003
(unaudited)

6.

RELATED PARTY TRANSACTIONS

A company controlled by the President of the Company was paid $79,200 for geological services during the nine months ended September 30, 2003.  The Company was also paid $3,600 for maintenance of the Company's website.

A company controlled by a Director of the Company was paid $73,339 for geological services during the nine months ended September 30, 2003.

7.

COMPARATIVE FIGURES

Certain of the September 30, 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted at December 31, 2002.

8.

SUBSEQUENT EVENTS

The Company issued 125,825 flow-through common shares on October 28, 2003 on a private placement basis at a price of $1.50 per share.  Attached to 55,825 of these common shares were one-half common share purchase warrants.  Each whole warrant is exercisable into one non-flow-through common share at $1.60 per share until October 28, 2004.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Nine months ended September 30,
	2003	2002

Bank charges and interest	$4,484	$3,296
Depreciation	28,614	24,444
Insurance	4,501	4,353
Office and licenses	84,289	85,060
Professional fees	135,474	147,632
Rent	65,242	67,369
Stock exchange fees	19,794	32,021
Telephone	9,686	9,506
Transfer agent fees	8,281	10,728
Travel and promotion	10,891	35,990
	$371,256	$420,399

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  December 1, 2003